UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INTERNATIONAL GAME TECHNOLOGY PLC DECLARES QUARTERLY CASH DIVIDEND OF $0.20

On February 26, 2020, International Game Technology PLC announced that its Board of Directors has declared a quarterly cash dividend of $0.20 per ordinary share. The dividend is payable on March 31, 2020 to all shareholders of record as of the close of business on March 17, 2020. A copy of the news release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Declares Quarterly Cash Dividend of $0.20”

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Declares Quarterly Cash Dividend of $0.20”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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